

Mail Stop 3561

December 22, 2009

Via U.S. Mail

Jonathan A. Greenberg, Esq.
Senior Vice President, General Counsel & Secretary
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, KA 67210

> **Re:** **Spirit AeroSystems Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed: November 25, 2009**
> **File No. 333-163334**
>
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended**
> **October 1, 2009**
> **File No. 001-33160**

Dear Mr. Greenberg:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

2. Please supply an opinion of counsel as to the tax consequences of the transaction or tell us why you believe that no tax opinion is required.

Industry and Market Data, page ii

3. Please remove the second and third sentences under this heading. You are responsible for the disclosure contained in this document.

Overview, page 1

4. Please revise the forepart of your summary to briefly discuss and quantify your significant indebtedness and the recent downturn in aircraft demand.

5. Please provide third party substantiation for your statement that you are the largest independent non-OEM (original equipment manufacturer) aircraft parts designer and manufacturer of commercial aerostrutures in the world." Also, specify the measure by which you lead.

The Exchange Offer, page 8

6. Please confirm the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3) and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).

Risk Factors, page 15

7. Please delete the fourth of the introductory paragraph. If you are aware of other risks, please disclose them here.

Use of Proceeds, page 33

8. Revise to provide details about the indebtedness you repaid with the original notes, including maturity date, interest rate and outstanding amount.

Ratio of Earnings to Fixed Charges, page 35

9. Tell us what consideration you have given to disclosing a pro forma ratio.

Exhibit 5.1

10. Counsel may not limit its opinion solely to statutory law. However, we note that this legal opinion opines only as to the "(i) the General Corporation Law of Delaware, as amended, (ii) the Delaware Limited Liability Company Act and (iii) the laws of the State of New York." Please have counsel revise its opinion to state whether these references and limitations include not only the relevant statutory provisions, but also all applicable provisions of the rules and regulations underlying these provisions, and applicable judicial and regulatory determinations.

11. Please revise final paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing.

Exhibit 5.2

12. Revise all assumptions to remove the NC Guarantor. Counsel must make necessary inquiries as to the subject company to give the necessary opinions.

13. Refer to assumption (f) of the opinion letter. This subsection assumes facts which form the basis of the legal opinion. Please have counsel delete this section.

14. We note that counsel has assumed the company is duly organized, validly existing and in good standing, material facts which are readily ascertainable. Please advise counsel to remove this assumption or, alternatively, to explain why it is unable to verify these facts.

15. Please remove section (b) entitled non-contravention. Counsel must make whatever inquiries are necessary to give the opinion.

16. Counsel may not limit reliance. Please delete the second sentence of the final paragraph.

Form 10-K: For Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Market Trends, page 42

17. We note that from December 31, 2006 to December 31, 2008, the balance of inventory has increased from 32 percent of total assets and 27 percent of 2006

sales to 50 percent of total assets and 50 percent of 2008 sales. We believe you should revise your MD&A to describe any known trends with respect to inventory that may materially affect your future financial position or results of operations. For example, please provide disclosure of the underlying business reasons why the balance has increased, whether this trend is expected to continue or reverse, and what impact the expected future change in inventory will have on your reported results and financial position.

Results of Operations, page 47

18. Refer to your tabular disclosure of the total number of ship set deliveries that were made to each of your major customers (i.e. Boeing, Airbus, and Hawker). We believe that you should consider supplementing your current tabular disclosure with additional information regarding the total revenue generated from your sales to each major customer. In this regard, we believe that the disclosure of revenue generated from your sales to each major customer may facilitate a more complete understanding of the extent to which your reported revenue has been impacted by changes in the number of ship set deliveries made to each customer. In addition, such disclosure may facilitate further discussion of both changes in product mix and the pricing of your products. Please revise your disclosure accordingly.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 9. Derivative and Hedging Activities, page 84

19. Refer to your table that presents the details regarding each of your interest rate swap agreements. We note that you have disclosed both a fixed interest rate and an effective fixed interest rate related to each swap agreement. Per footnote 2 to your table, the effective fixed interest rates include LIBOR Rates plus 175 basis points. However, it is not clear to us from your footnote explanation why you have disclosed an effective fixed interest rate that is 175 basis points higher than the fixed rate disclosed in your table. Given that the majority of your outstanding senior secured term loan balance is subject to the interest rate swap agreements disclosed in your table, please tell us and revise your disclosure to further clarify (i) the reason you have disclosed both a fixed interest rate and an effective fixed interest rate and (ii) the actual interest rates paid by your company pursuant to the terms of its interest rate swap agreements.

Note 15. Income Taxes, page 102

20. In future filings, please consider expanding your disclosure to discuss the underlying reasons for significant or unusual changes in the deferred tax asset and liability balances identified and disclosed in the footnotes to your financial statements. For example, given the significance of the decline in the deferred tax liability balance attributable to your "Pension and other employee benefit plans"

during fiscal year 2008, we believe that additional disclosure related to the change in such balance may be warranted. Similarly, it may be appropriate to discuss the factors that resulted in the generation of a "Net operating loss carry-forward" during fiscal year 2008, given that you reported pre-tax income from both your U.S. and International operations during fiscal year 2008. Please expand your disclosure in future filings or advise.

Note 16. Earnings per Share Calculation, page 106

21. Please tell us and disclose why the "weighted average number of common shares outstanding" used in your computations of basic earnings per share ("EPS") for fiscal years 2008, 2007, and 2006 was less than the number of outstanding common shares at both the beginning and ending of each respective period, per your consolidated statements of stockholders' equity.

Form 10-Q: For Fiscal Quarter Ended October 1, 2009

Item 1. Condensed Consolidated Financial Statements (unaudited)
Note 4. Inventory, page 8

22. Refer to your disclosure in Note 4 to your financial statements for the quarterly period ended October 1, 2009, as well as Note 4 to your financial statements for the fiscal year ended December 31, 2008. We note that you have capitalized significant inventory costs, including significant pre-production costs, related to the planned production of components for Gulfstream aircraft. In addition, based upon your MD&A disclosure in the Form 10-Q for the quarterly period ended October 1, 2009, you recognized a significant forward-loss charge related to the Gulfstream G250 jet program during the second quarter of fiscal year 2009. Although (i) capitalized inventory costs attributable to your contract with Gulfstream appear to be material relative to your total inventory balances reported at December 31, 2008 and October 1, 2009 and (ii) the forward-loss charge recognized on the Gulfstream G250 jet program was material relative to your income reported for the nine-month period ended October 1, 2009, you have only provided limited disclosure regarding your contract for the production of Gulfstream components. In this regard, please tell us and disclose in MD&A, as appropriate, the significant terms of your contract with Gulfstream. In addition, expand your MD&A disclosure to discuss the underlying factors that resulted in the recognition of a forward-loss charge related to the Gulfstream G250 jet program. Finally, confirm to us that any other contracts that may become material to your operations or financial condition in future periods will be adequately discussed in future filings. Please provide your proposed expanded disclosure as part of your response.

23. We note that inventory includes significant amounts of capitalized pre-production costs and deferred excess-over-average costs. To provide increased transparency

with respect to the impact of these amounts on your results of operations, please consider revising to include a roll-forward of these items, including amounts charged to expense in each period.

Note 19. Commitments, Contingencies and Guarantees
Litigation, page 23

24. Per your footnote disclosure, no reserve balance was recorded for loss contingencies as of October 1, 2009. However, we note that Boeing intends to seek indemnification from your company for an adverse opinion and award rendered by an arbitrator against Boeing on March 5, 2009 and affirmed by the United States District Court for the Northern District of Illinois on September 16, 2009. Given that you have not recognized a contingent loss related to the aforementioned matter, please tell us (i) why you do not believe that it is probable that your company had incurred a liability at October 1, 2009 based upon the indemnification terms included in the "Asset Purchase Agreement" between you and Boeing and/or (ii) why you could not reasonably estimate the amount of loss/liability that is expected to result from those indemnification terms. Refer to FASB ASC 450-20-25-2 (formerly paragraph 8 of SFAS No. 5) for guidance. To the extent that you have concluded that the conditions for the recognition of a loss were not met as of October 1, 2009, it would still appear that there was at least a reasonable possibility that a loss had been incurred as of such date. Furthermore, given that a judgment has been rendered against Boeing, it would appear that an estimate of the possible loss or range of loss could have been made at October 1, 2009. In this regard, please tell why you did not disclose an estimated loss in Note 19 to your financial statements. Refer to FASB ASC 450-20-50-3 and 50-4 (formerly paragraph 10 of SFAS No. 5) for further guidance. As part of your response, please also tell us the amount for which Boeing is seeking to be indemnified.

25. We note that the claims asserted by the Plaintiffs in the civil action titled Harkness et al v. The Boeing Company et al. are similar to the claims asserted in the grievance for which Boeing is seeking indemnification. In this regard, please tell us whether you have considered the outcome of the arbitration related to the grievance against Boeing when assessing whether or not it is probable or reasonably possible that you have incurred a loss related to the matters underlying Harkness et al v. The Boeing Company et al.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flow
Nine Months Ended October 1, 2009 Compared to Nine Months Ended September 25, 2009
Operating Activities, page 32

26. While we acknowledge that you have discussed net cash provided by or (used in) operating activities based upon cash receipts and cash disbursements, your disclosure does not appear to address all factors that have materially impacted your reported cash flows used in operations during the nine-month period ended October 1, 2009. For example, we note that your expenditures related to inventory were material during the nine-month period ended October 1, 2009, but have not been addressed by your disclosure. Furthermore, you reference the changes in operating results, without discussing actual changes in cash receipts (e.g., receipts from sales) or changes in cash disbursements that have resulted. In this regard, please expand your discussion of cash flows from operating activities to address all material changes to your company's cash receipts and cash disbursements – including the underlying reasons for or drivers of such changes, as applicable. For further guidance, refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please provide your proposed expanded disclosure as part of your response.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

Cc:

Mark S. Kingsley, Esq.
Kaye Scholer LLP
(212) 836-8689 *(facsimile)*